Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Fund
For Utah (the 'Fund') was held on June 22, 2007. The holders of shares representing 80% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders
(the resulting votes are presented below).

1. To elect Trustees.

			Dollar Amount of  Votes:

	Trustee				For			Withheld

	Tucker Hart Adams		$181,840,032		$   873,566
	Gary C. Cornia		$181,931,137		$   782,462
	Thomas A. Christopher	$181,278,540		$1,435,049
	Diana P. Herrmann		$182,496,256		$   217,342
	Lyle W. Hillyard		$181,214,349		$1,499,240
	John C. Lucking		$181,923,791		$   789,797
	Anne J. Mills		$182,415,881		$   310,611